1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
Austin	Milan
Beijing	Munich
Boston	New York
Brussels	Orange County
Century City	Paris
Chicago	Riyadh
Dubai	San Diego
Düsseldorf	San Francisco
Frankfurt	Seoul
Hamburg	Silicon Valley
Hong Kong	Singapore
Houston	Tel Aviv
London	Tokyo
Los Angeles	Washington, D.C.
Madrid

February 5, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Madeleine Joy Mateo

Todd Schiffman

Jee Yeon Ahn

Amit Pande

Re:	Jefferson Capital, Inc. Draft Registration Statement on Form S-1

Submitted December 11, 2024

CIK No. 0002046042

Ladies and Gentlemen:

On behalf of Jefferson Capital, Inc. (the “Company”), we submit this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated January 8, 2025 (the “Comment Letter”), regarding the Company’s Draft Registration Statement on Form S-1, as submitted to the Staff on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on December 11, 2024 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting to the Staff Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below the comment of your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

February 5, 2025

Draft Registration Statement on Form S-1

General

1.	Please substantiate, or with respect to beliefs, characterize as such and discuss your reasonable basis for the belief, the following statements:

•	“We believe we are the market leader in the Telecom and Utilities market” (page 9);

•	“Today, we believe we are the market leader in several asset classes in the United States, Canada and the United Kingdom including:

o	the largest purchaser of nonperforming telecom and utilities receivables in the United States;

o	the largest purchaser of both nonperforming and insolvent auto finance receivables in the United States;

o	the largest or second largest purchaser of insolvent consumer receivables in the United States;

o	the largest purchaser of both nonperforming and insolvent consumer receivables in Canada; and

o	the largest purchaser of nonperforming telecom and utilities receivables in the United Kingdom” (page 12);

•	“Unlike some of our peers, we pursue nonperforming loan purchase opportunities across a wide variety of asset classes and in insolvency as well as distressed receivables and have for a long time been a leader in the United States in those asset classes” (page 101);

•	“We believe we are the largest or second largest purchaser of insolvent consumer receivables in the United States, and we believe we are the largest purchaser of insolvent consumer receivables in Canada” (page 106); and

•	“In some of our asset classes, we do not believe we have any significant competitors” (page 110).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages ii, 12, 102, 105 and 110 to characterize statements as based on beliefs (where applicable) and provide the basis for the Company’s expressed beliefs about its market position. The Company advises the Staff that the Company’s market assessments are generally based on a number of sources and factors, including publicly available information about the distressed and insolvent receivables markets and the Company’s competitors, the size of the Company’s client base and management’s experience in and knowledge of the industry and the competitive landscape. The Company is not aware of any third-party industry source that publishes holistic data regarding the companies who serve the distressed and insolvent receivables markets and their relative market positions and as such, though it believes each of the statements included in Amendment No. 1 is accurate, is unable to conclusively substantiate such statements solely from publicly available information.

The following discussion details the Company’s basis for each of the statements referenced in the Staff’s comment. The Company advises the Staff that the Company’s ability to publicly disclose the names of its clients is restricted by non-disclosure obligations and that references to specific clients are therefore anonymized.

February 5, 2025

“We believe we are the market leader in the Telecom and Utilities market” (page 9)

This belief is based on the Company’s assessment of its client base and the competitive environment in the telecom and utilities receivable markets in the United States and the United Kingdom, which is further described below.

“Today, we believe we are the market leader in several asset classes in the United States, Canada and the United Kingdom including:

o	the largest purchaser of nonperforming telecom and utilities receivables in the United States

This belief is based on the Company’s assessment of its client base and the competitive environment in the U.S. nonperforming telecom receivables market. In general, the Company is not aware of any notable competitors and has purchased large quantities of portfolios in this market over multiple years.

The Company has large-volume agreements with two of the three largest telecom companies in the United States. Among others, the Company has had an exclusive forward flow agreement with the largest of these two clients, covering all of its wireless charged-off accounts for the last ten years, and purchased $7 billion in face value of nonperforming accounts from the other client in December 2023, which was this client’s first sale of nonperforming accounts. To the Company’s knowledge, the third telecom company does not sell its nonperforming accounts. In addition, the Company has agreements with other small and mid-sized telecom companies, including one exclusive forward flow agreement covering all nonperforming accounts of one of these client during the last five years.

The Company generally views the telecom and utilities market as a single market category, however, since limited data specific to the U.S. utilities market is available, the Company has revised the tabular disclosure on pages 5 and 92 through 93 to clarify that utilities data is excluded due to a lack of availability and the disclosure on pages 5, 12, 93, 102 and 110 to describe the Company’s market leadership in terms of the telecom receivables market in the United States.

o	the largest purchaser of both nonperforming and insolvent auto finance receivables in the United States

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 102 and 110 to reflect that the Company believes it is “the largest or second largest” purchaser of both nonperforming and insolvent auto finance receivables in the United States. This belief is based on the Company’s market knowledge, including information gathered in insolvency-related auctions for receivables in which the Company and its key competitors are acting as bidders, and information obtained from the competitors’ public filings. The Company is aware of only one large competitor in this asset class. Furthermore, the Company believes, based on this competitor’s public filings and the Company’s market knowledge, that this main competitor does not purchase all types of portfolios within the auto finance asset class and focuses exclusively on secured auto accounts, while the Company purchases all types of portfolios, including secured and unsecured, insolvent and distressed auto finance accounts. Therefore, the Company believes that it is likely the largest or at least the second largest purchaser in this asset class.

February 5, 2025

o	the largest or second largest purchaser of insolvent consumer receivables in the United States

Based on the Company’s market knowledge, including information gathered in insolvency-related auctions for receivables in which the Company and its key competitors are acting as bidders, the Company is only aware of one competitor buying insolvent consumer receivables in the United States at a volume comparable to itself. In such competitor’s public filings, the competitor discloses having purchased insolvent accounts for an aggregate purchase price of less than $100 million for the year ended December 31, 2023, collectively in the United States, Canada and Latin America. In comparison, during the same period, the Company purchased insolvent accounts for an aggregate purchase price of $105.5 million in the United States and Canada alone, with the majority of purchases in the United States. This figure is noticeably larger than the aggregate purchase price paid by this competitor, whose figure also includes Latin America. Therefore, the Company believes it is the largest or at least the second largest purchaser of insolvent consumer receivables in the United States.

o	the largest purchaser of both nonperforming and insolvent consumer receivables in Canada

This belief is based on the Company’s assessment of its client base and the competitive environment in the Canadian nonperforming and insolvent consumer receivables market. In general, the Company is not aware of any sizable competitors with a client base comparable to that of the Company.

The Company has significant forward flow agreements with three of the five largest banks in Canada, including exclusive forward flow agreements with two of them covering all their respective insolvent consumer loan accounts and a forward flow agreement with one bank covering certain distressed consumer loan accounts. The other two of the five largest banks do not currently sell either their distressed or insolvent accounts. In addition, the Company has forward flow agreements with a number of other major banks, finance and telecom companies in Canada. The Company believes there are two other competitors that operate in Canada, but both are much smaller in the Canadian market, having few, if any, remaining active clients. To the Company’s knowledge, this makes it the largest purchaser of both nonperforming and insolvent consumer receivables in Canada.

o	the largest purchaser of nonperforming telecom and utilities receivables in the United Kingdom” (page 12)

This belief is based on the Company’s assessment of its client base in the United Kingdom, which includes more than 10 large telecom and utility companies, covering what the Company believes is the majority of the telecom and utilities market. The Company believes it is the largest purchaser of nonperforming telecom and utilities receivables for each of these companies and therefore in the United Kingdom overall. The Company has won approximately 50% of the auctions for telecom and utility receivables in which it has competed in the United Kingdom collectively for the years ended December 31, 2023 and 2024, and this also leads the Company to believe that it purchases a majority of the telecom and utility receivables available in the United Kingdom. In general, the Company is not aware of any sizable competitors pursuing nonperforming telecom and utilities receivables in the United Kingdom with a client base comparable to that of the Company.

February 5, 2025

“Unlike some of our peers, we pursue nonperforming loan purchase opportunities across a wide variety of asset classes and in insolvency as well as distressed receivables and have for a long time been a leader in the United States in those asset classes” (page 101);

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 16 and 105 and refers the Staff to the discussion of the Company’s position in the U.S. nonperforming telecom receivables market, the U.S. nonperforming and insolvent auto finance receivables market and the U.S. insolvent consumer receivables market above. The Company believes this is a reasonable basis for the statement that the Company believes it is “a leader in the United States in several of those asset classes”.

“We believe we are the largest or second largest purchaser of insolvent consumer receivables in the United States (page 106)

The Company respectfully refers the Staff to the basis for this statement discussed above.

and we believe we are the largest purchaser of insolvent consumer receivables in Canada” (page 106)

The Company respectfully refers the Staff to the basis for this statement discussed above. In addition, the Company advises the Staff that most of the major Canadian banks do not sell their insolvent accounts today. Nevertheless, the Company has for several years purchased significant portfolios of insolvent consumer accounts exclusively from two of the five largest banks in Canada and is currently negotiating to purchase a significant portion of the insolvent consumer accounts from a third bank. The other two of the five largest banks do not currently sell their insolvent accounts. In addition, the Company has forward flow agreements covering all insolvency accounts of a number of other major banks, finance and telecom companies in Canada. To the Company’s knowledge, this makes it the largest purchaser of insolvent consumer receivables in Canada.

“In some of our asset classes, we do not believe we have any significant competitors” (page 110)

The Company respectfully refers the Staff to the discussion of the Company’s position in the U.S. nonperforming telecom receivables market and the Canadian nonperforming and insolvent consumer receivables markets above.

2.	We note your disclosure on page F-10 that your top five clients accounted for 35.3% of previously charged-off receivables purchases for the year ended December 31, 2023. Please revise to add a risk factor that addresses material risks to investors resulting from high concentration in your top clients. In addition, please revise your MD&A to identify, quantify and analyze any known trends, demands, commitments, events and uncertainties related to these clients, whether affiliated or unaffiliated, to the extent they are reasonably likely to have a material effect on your business. Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 31, 87, 88, 106 and 107.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

February 5, 2025

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications, when available, under separate cover.

Cover Page

4.	Please state the nature of the underwriting on the cover page and elsewhere as applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to reflect the firm commitment nature of the underwriting.

5.	Please indicate on the cover and elsewhere as applicable, when you intend to apply to list your common stock. Indicate whether the offering is contingent upon the listing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page.

Market and Industry Data, page ii

6.	We note your statement that you have not independently verified any of the data from third-party sources and that “there can be no assurance as to the accuracy or completeness of included information.” Since you are responsible for the accuracy and completeness of information in the prospectus, please remove any statements implying that you are not responsible.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page ii.

Prospectus Summary

Competitive advantages from variable cost business model with proprietary collection capabilities, page 13

7.	Please expand your discussion to explain the unique legal and digital capabilities you reference in this section. Additionally, we note your reference to your proprietary technologies and business processes. Please revise your disclosure where appropriate to describe such technologies and processes, including PrecisionHandler Solution, VeriCredit, Recovery Solution, RefundTrack, CustomerCare Solution, OptimizedOffer Solution and JFRAME360, and explain how these technologies and processes help you sustain your efficiency advantage.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 14, 103, 112 and 113.

8.	For the technologies and business processes you reference, describe the extent to which you are dependent on open source code or platforms controlled by other entities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 39, 112 and 113.

February 5, 2025

Our Growth Strategy, page 14

9.	To the extent that your growth strategy will require additional funds, including possible sales of securities, please discuss here or elsewhere as applicable, the potential dilutive effect of future offerings. We note in particular that the company will not receive any funds from this offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 47 and 104.

Enter the high street bank market in the United Kingdom, page 16

10.	Please revise your disclosure to explain what is meant by your reference to “high street” banks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page v to include a definition of “high street banks” in the glossary.

Our Sponsor, page 23

11.	Please revise your disclosure to clarify the current role and function of J.C. Flowers as the sponsor of your company. Please also provide a description of the transactions in which the selling stockholders obtained the securities being sold pursuant to this registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22 to clarify the current role and function of J.C. Flowers as the Company’s sponsor. As set forth in the “Principal and Selling Stockholders” section on page 141, the Company expects that certain entities affiliated with J.C. Flowers will be selling stockholders in the offering; however, the Company has not identified additional selling stockholders at this juncture. The Company respectfully advises the Staff that it intends to provide a brief description of the transactions in which the selling stockholders obtained the securities being sold pursuant to the registration statement in a pre-effective amendment after such selling stockholders have been identified.

Summary Consolidated Financial and Operating Information, page 27

12.	Please revise the header of the tabular financial and operating information presented to mark the summary data for the years ended December 31, 2024 and 2023 as Audited.

Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the Company has reviewed Item 4870.1 of the Division of Corporation Finance’s Financial Reporting Manual, which states that: “Unless the auditor reports on selected financial data using the guidelines in AS3315, the information should not be labeled or described as audited. However, it would be acceptable to state that the information is derived from audited financial statements,” and based on such review, does not believe that it is required to label the columns of financial and operating information presented in the “Summary Consolidated Financial and Operating Information” section as “Audited.” The Company respectfully advises the Staff that Deloitte & Touche LLP was not engaged to provide a report on the selected financial data and refers the Staff to the introductory paragraph in the “Summary Consolidated Financial and Operating Information” section on page 26, where the Company discloses that the summary consolidated financial information for the years ended December 31, 2024 and 2023 is derived from the Company’s audited consolidated financial statements and related notes.

February 5, 2025

Risk Factors, page 31

13.	We note your disclosure on page 17 and page 102 that your purchasing and client relationships are characterized by very low concentration. Please clarify what you mean by this statement and if this may be considered a material risk, please add risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 31, 87, 88, 106 and 107.

Risks Related to our Business, page 31

14.	We note that in 2022 the CFPB entered into a consent order with a large national bank relating to garnishment-related practices, including out-of-state garnishments. To the extent that you pursue garnishments against borrowers with accounts held outside of the state where they reside, please revise this section to add a risk factor discussing the possible impact of the CFPB’s actions on your ability to recover funds. In the alternative, tell us about your compliance procedures if you do not believe this is a material risk.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe the consent order entered into by the CFPB in 2022 impacts the Company’s ability to recover funds. The Company notes that such consent order was specific to garnishment practices on consumer bank accounts (“bank garnishments”). The Company discontinued bank garnishments during the COVID-19 pandemic and has not resumed that practice.

15.	Consider adding a risk factor discussing any risks from the Conn’s portfolio purchase such as assuming 200 FTE Conn’s servicing employees, adding a new operating site, and any impairment risk if your assumptions regarding collections are not fully met.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 33.

Our international operations expose us to risks, which could harm our business, page 34

16.	This risk factor addresses multiple risks related to your international operations. Please consider breaking out the risks and discussing the most significant of these risks in separate, more detailed risk factors.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the following sections of the Draft Registration Statement that, in the Company’s view, break out and discuss the most significant risks related to the Company’s international operations:

•	“Risk Factors—Risks Related to Our International Operations—We may experience losses on portfolios consisting of new asset classes of receivables or receivables in new geographies due to our lack of collection experience with these receivables, which could harm our business, financial condition and results of operations” on page 34.

February 5, 2025

•	“Risk Factors—Risks Related to Our International Operations—Compliance with complex and evolving international and U.S. laws and regulations that apply to our international operations could increase our cost of doing business in international jurisdictions” on pages 34 and 35.

•	“Risk Factors—Risks Related to Our International Operations—Evolving regulation, particularly in Latin America, where the regulatory environment is less restrictive with respect to the use of certain new technologies and where we test new collection capabilities before broader adoption across our business, could adversely affect our business, financial condition and results of operations” on page 35.

•	“Risk Factors—Risks Related to Government Regulation and Litigation—Our ability to collect and enforce our nonperforming and performing loans may be limited under federal, state and international laws, regulations and policies” on page 35.

•	“Risk Factors—Risks Related to Government Regulation and Litigation—Failure to comply with government regulation of the collections industry could result in penalties, fines, litigation, damage to our reputation or the suspension or termination of our ability to conduct our business” on pages 35 and 36.

•	“Risk Factors—Risks Related to Government Regulation and Litigation—Changes in tax provisions or exposures to additional tax liabilities could have an adverse tax effect on our financial condition” on page 37.

•	“Risk Factors—Risks Related to Information Technology, Cybersecurity and Intellectual Property—The regulation of data privacy in the United States and globally, or an inability to effectively manage our data governance structures, could have an adverse effect on our business, financial condition and results of operations by increasing our compliance costs or decreasing our competitiveness” on page 37.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold, page 43

17.	Please quantify the approximate amount and percentage of shares subject to the lock-up agreements. In addition, provide this disclosure on page 141.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 150 and 159.

Use of Proceeds, page 52

18.	In light of the fact that the company will not receive any proceeds, state here and in the Prospectus Summary, why you are doing an initial public offering now.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 52.

February 5, 2025

Supplemental Performance Data as of December 31, 2024

Previously Charged-Off Receivables Portfolio Performance, page 71

19.	We note your disclosure on page 62 that your revenue is primarily derived from revenue from previously charged-off receivables. In order to provide investors with a better understanding of the performance of your charged-off receivables portfolios, please consider including a tabular presentation summarizing collections from purchased receivables, revenues from receivable portfolios, end of period receivable balance and other related supplemental data, by year of purchase.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 77.

Critical Accounting Estimates, page 81

20.	We note that your discussion of your critical accounting estimates appears to duplicate information from significant accounting policies disclosed in the financial statement footnotes. Please revise to include an enhanced discussion for each critical accounting estimate including for instance, information necessary to understand the estimation uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84 through 87.

Exclusive Forum, page 139

21.	We note your disclosure that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against you or any defendant arising under the Securities Act. Please revise to state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We also note your disclosure about waiver in the final sentence.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 148.

Description of Certain Indebtedness

Revolving Credit Facility, page 142

22.	Please disclose your current standing under the Revolving Credit Facility and whether you are in compliance with the restrictive covenants of this credit facility. Additionally, we note that the Revolving Credit Facility is secured by substantially all of the assets of four of your operating subsidiaries, CL Holdings, LLC, Jefferson Capital Systems, LLC, JC International Acquisition, LLC and CFG Canada Funding, LLC. Please consider adding risk factor disclosure discussing the risks to your business related to an event of default under the Revolving Credit Facility.

February 5, 2025

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 40, 41 and 152. The Company respectfully advises the Staff that the Company intends to update the status of its compliance with restrictive covenants to a more recent date on or around the time the Company’s audited financial statements for the year ended December 31, 2024 become available.

Note 1. Organization, Description of Business and Summary of Significant Accounting Policies

Investments in Previously Charged-off Receivables, page F-11

23.	We note your disclosure on page F-11 that your revenue from receivable portfolios includes all revenue from zero basis portfolio collections. Please tell us what zero basis portfolios represent and the amount of revenue recognized from them for each of the periods presented.

Response: The Company respectfully submits to the Staff that the Company recognizes revenue from zero basis portfolio collections in two areas:

1.	For the Company’s Emblem Brand credit card program, revenue is recorded using the cost recovery accounting method, meaning profits are not recorded until all costs associated have been recovered. For accounts purchased in the credit card program, if the amounts collected by the Company are higher than the purchase price paid for the account within the first month, no estimated remaining collections (“ERC”) is set.

2.	Upon the Company’s prospective adoption of ASC 326—Financial Instruments—Credit Losses, effective January 1, 2022, the Company identified a small portion of its Canadian assets that had zero basis but were still generating collections. Those portfolios remained subject to the cost recovery accounting method.

The Company respectfully advises the Staff that the zero basis portfolios represented only $0.8 million in collections for the year ended December 31, 2023, a minor portion of the Company’s total collections for such period. In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 77 to include in the same table that was added in response to Staff’s comment number 19, a line item to disclose the amount of revenue recognized from zero basis portfolios for each segment and each business line for the year ended December 31, 2024, and the same was noted for both the years ended December 31, 2023 and December 31, 2024 in footnotes 3 and 6 on page 80 with respect to the table for Collections by Year of Purchase.

Servicing Expenses, page F-14

24.	We note on page 64 that legal fees associated with the collection of a debt are included in servicing expenses. Please tell us the amount of legal fees associated with debt collection recognized in each of the periods presented and revise to separately present any material components of your servicing expenses and discuss any observed changes in trends.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that legal commission expense for the year ended December 31, 2023 was $18.3 million (18% of total servicing expenses). In response to the Staff’s comment, the Company has revised disclosure on pages 65 and 66 to disclose the amount of legal commission expenses recognized in each of the periods presented and to present any material components of its servicing expenses. The Company respectfully advises the Staff that the Company intends to include observed changes in trends in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in a pre-effective amendment to the Registration Statement on Form S-1.

February 5, 2025

Note 5. Credit Card Receivables, page F-18

25.	Please clarify the components of your credit card receivables (e.g., revolving loans, term loans) and provide a discussion of the risk characteristics relevant to each of your loan portfolio segments. In addition, please revise to disclose the amount of line-of-credit arrangements that are converted to term loans in each reporting period. Refer to ASC 326-20-50-6A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s credit card receivables are comprised solely of revolving loans. Risks related to credit card receivables include, but are not limited to, payment history and current payment performance. The Company respectfully directs the Staff to F-18 - F-20, which demonstrates Company’s utilization of payment history and current payment status to facilitate the monitoring of credit quality for credit card receivables, and for the purpose of determining an appropriate allowance for credit losses for these receivables. As there is no term loan component of the Company’s credit card receivables and such receivables are never converted into term loans, the Company does not believe that ASC 326-20-50-6A is applicable.

* * *

February 5, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)

David Burton, President and Chief Executive Officer, Jefferson Capital, Inc.

Christo Realov, Chief Financial Officer and Treasurer, Jefferson Capital, Inc.

Matthew Pfohl, Esq., Chief Administrative Officer, General Counsel and Secretary, Jefferson Capital, Inc.

Erika L. Weinberg, Esq., Latham & Watkins LLP